Exhibit 99.2
News release...
Date: 2 August 2007
Ref: PR539g
Green light for US$350 million Hope Downs mine expansion
Rio Tinto and its joint venture partner Hancock Prospecting Pty Limited will spend US$350 million on a fast-tracked expansion of the new Hope Downs iron ore project in the Pilbara region of Western Australia. At the completion of the expansion, expected by early 2009, the mine will have a capacity of 30 million tonnes per annum.
Work on the initial 22 million tonnes per annum project commenced in April 2006 at a cost of US$1 billion with first production expected by early 2008.
Rio Tinto Iron Ore chief executive Sam Walsh said: “The rapid expansion of Hope Downs is an integral part of our plans to lift annual iron ore production in the Pilbara to 220 million tonnes by early 2009.
“Thanks to continued strong market conditions we have been able to bring this highly value accretive expansion forward by one year. We are currently investigating other opportunities to increase our Australian iron ore business to about 320 million tonnes in the future.”
Hancock Prospecting chairman Mrs Gina Rinehart said, ”We are delighted to jointly announce and be part of the bringing forward of stage 2 of the Hope Downs development at Hope South. We are working hard to bring other high potential iron ore projects to the market.”
Hope Downs is a high-grade Marra Mamba iron ore deposit. It will contribute to the Pilbara Blend, the new product that was first shipped in July and comprises Brockman and Marra Mamba ore extracted from nine of Rio Tinto Iron Ore’s 11 mines in the Pilbara.
Cont.../
Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
Registered Office: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

Note to Editors
•	In July 2005, Rio Tinto reached agreement with Hancock Prospecting Pty Limited to purchase a 50 per cent interest in the iron ore assets of Hope Downs Iron Ore Pty Limited.

•	The Hope Downs project, a 50:50 unincorporated joint venture between Rio Tinto and Hancock Prospecting, was ratified in April 2006 to develop the Hope Downs iron ore assets.

•	The Hope Downs joint venture assets include the Hope Downs 1, 2 and 3 and Hope Downs 4, 5 and 6 (formerly East Angelas 1, 2 and 3) deposits.

•	Rio Tinto will manage the development and operation of the project assets subject to a joint Rio Tinto Iron Ore and Hancock Prospecting Pty Ltd Management Committee.

•	The project will use Pilbara Iron managed port, rail and power infrastructure.

•	The expansion will include the installation of primary and secondary crushing facilities adjacent to the Hope Downs 1 south orebody and an additional railway siding. It will also include new overland conveyors, train load-out, mining fleet and rolling stock.
For further information, please contact:

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High resolution photographs available at: www.newscast.co.uk

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